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                                   EXHIBIT 11
                       AIRPORT SYSTEMS INTERNATIONAL, INC.
                           NET INCOME (LOSS) PER SHARE
                      (In thousands, except per share data)

                                                       YEAR ENDED
                               ----------------------------------------------------------
                                       APRIL 30, 1999              APRIL 30, 1998
                               -----------------------------  ---------------------------
                               NET LOSS    SHARES      EPS    NET INCOME  SHARES    EPS

Basic earnings per share .     $(3,553)     2,230     $(1.59)    $980     2,230     $0.44

Effect of stock option ...          --         --        --        --       191     $0.04
                               -------      -----     -----      ----     -----     -----
Diluted earnings per share     $(3,553)     2,230     $(1.59)    $980     2,421     $0.40
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